The Real Brokerage Inc. Opens in New Hampshire; Announces Normal Course Issuer Bid

NEWS PROVIDED BY
The Real Brokerage Inc.
May 17, 2021, 16:30 ET

TORONTO and NEW YORK, May 17, 2021 /PRNewswire/ -- The Real Brokerage Inc. ("Real") (TSXV: REAX) (OTCQX: REAXF), a national, technology powered real estate brokerage in the United States, announced its launch of business in New Hampshire with the appointment of real estate broker Andy Armata as Real's principal broker in New Hampshire.

Armata, who also serves as New England growth leader for Real, has been a licensed real estate broker for two decades, has been licensed in seven states and has served as broker of record for over 25,000 transactions in New Hampshire and throughout New England. He prides himself on being a team builder and industry innovator and is thrilled with bringing the Real business model to the region.

"Real has put together a unique offering of agent incentives and compensation, branding, revenue sharing, training and a culture built around people who actually live our motto – 'work hard, be kind'," Armata said.

"We are thrilled to open Real in New Hampshire and offer agents in The Granite State access to Andy's transaction and agent training expertise along with the nancial opportunities that Real offers," said Real co-founder and CEO Tamir Poleg.

Normal Course Issuer Bid

Real announced today that the TSX Venture Exchange ("TSXV") has accepted for ling Real's notice in respect of a normal course issuer bid (the "NCIB") to be transacted through the facilities of the TSXV.

Pursuant to the NCIB, Real may purchase up to 7,170,190 of its common shares (the "Shares") representing approximately 5% of the total 143,403,790 Shares of the Company's issued and outstanding as at April 30, 2021. Purchases will be made at prevailing market prices commencing on or about May 20, 2021 and ending on the earlier of: (i) one year from such commencement; or (ii) the date on which the Company has purchased the maximum number of Shares to be under the NCIB.

The Company has established a Restricted Share Unit Plan ("RSU Plan") for the bene t of designated participants. Designated participants are employees, of cers or consultants of the Company or a related entity of the Company as the Board may designate from time to time as eligible to participate in the Plan. Under the Plan, vested RSUs are redeemable for Shares, a cash payment equivalent to the value of a Share or a combination of cash or Shares. The RSU Plan provides that Shares available to satisfy such redemption will be acquired on the market. The NCIB is being conducted to acquire the Shares for the purposes of the RSU Plan.

Real has appointed CWB Trust Services as the Trustee for the purposes of arranging for the acquisition of the Shares and to hold the shares in trust for the purposes of the RSU Plan as well as deal with other administration matters. Through the trustee, RBC Capital Markets ("RBCCM") has been engaged to undertake purchases under the NCIB for the purposes of the RSU Plan. RBCCM is required to comply with the TSXV NCIB rules in respect of the purchases of Shares as the Trustee is considered to be a non-independent trustee by the TSXV for the purposes of the NCIB rules.

The Shares acquired will be held by the Trustee until the same are sold in the market with the proceeds to be transferred to designated participants under the terms of the RSU Plan to satisfy the Company's obligations in respect of redemptions of vested RSUs held by such designated participants.

A copy of the Company's Notice led with the TSXV may be obtained, by any shareholder without charge, by contacting Real's Corporate Secretary.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States.

The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage operating in 30 U.S. states and the District of Columbia. Real is building the future, together with agents and their clients. Real creates nancial opportunities for agents through better commission splits, best- in-class technology, revenue sharing and equity incentives.

Contact Information

Press, for more information, please contact:

The Real Brokerage Inc.

Ryan Birchmeier

ryan@therealbrokerage.com

201-564-4221

Investors, for more information, please contact:

Hayden IR

James Carbonara

james@haydenir.com

646-755-7412

About CWB Trust Services

CWB Trust Services, a member of the CWB Financial Group, provides personalized trustee and custodial solutions for mid-sized pension plans, brokerage rms, investment managers, endowments, individual mortgage investors and other investment pools. Learn more at www.cwt.ca.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to Real's expansion to New Hampshire, Armata's transaction and training expertise, and the business and strategic plans of Real.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward- looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE The Real Brokerage Inc.

Related Links

https://www.joinreal.com